Simon Humphreys · 3rd

Chief Executive Officer at iVAPPS - Intelligent Valve Applications

iVAPPS - Intelligent Valve Applications · Llandrillo College

United Kingdom · **Contact info**

442 connections

Experience

Chief Executive Officer

iVAPPS - Intelligent Valve Applications · Full-time
Mar 2020 - Present · 2 yrs
Jersey

Data is the backbone of a SMARTER solution; real-time data allows the user to operate in ways that they previously couldn't. This amongst many other advantages includes being able to react quickly to adverse events to minimi: ...see more

Managing Director

SNAP RING JOINT (SRJ) LIMITED
Jan 2011 - Mar 2020 · 9 yrs 3 mos
Jersey, United Kingdom

Pioneering Engineering - Today, SRJ is building on a solid body of experience in fittings manufacture and problem solving expertise. Our British- based R&D team boasts over 50 years of experience. ...see more

Chief Marketing Director

Skipton Holdings
Aug 2009 - Feb 2012 · 2 yrs 7 mos
London / Vienna

A private investment firm with a successful track record of investing in and managing a wide-range of businesses and projects, including emerging companies, turnaround opportunities and development projects. Recent investments have

Head of Marketing

Landmark Group
Nov 2008 - Aug 2009 · 10 mos
Dubai / India

As one of the largest retail conglomerates in the Middle East and India, the Landmark Group has a diverse portfolio of retail and hospitality brands.

Partner

Sports Marketing Global
Sep 2006 - Dec 2008 · 2 yrs 4 mos
Dubai

Set up PLUG, a full service marketing agency, focusing on CRM, strategic planning and advertising with a global reach of clients and specialties, based in Dubai. Client support through effective corporate data driven communication, linking to

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